Manulife Financial

Manulife Financial Corporation
Consolidated Financial Statements

For the nine months ended September 30, 2004

As Supplemented on February 9, 2005

Consolidated Statements of Operations

	For the three months ended		For the nine months ended
	September 30		September 30
(Canadian $ in millions except per share amounts, unaudited)	2004	2003	2004	2003

Revenue
Premium income	$4,888	$2,459	$11,588	$7,897
Net investment income	2,263	1,098	5,445	3,292
Other revenue	907	392	2,137	1,121

Total revenue	$8,058	$3,949	$19,170	$12,310

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$1,432	$735	$3,351	$2,261
Maturity and surrender benefits	2,675	676	5,973	2,421
Annuity payments	731	311	1,918	933
Policyholder dividends and experience rating refunds	404	233	950	660
Net transfers to segregated funds	83	241	391	607
Change in actuarial liabilities	(177)	245	(542)	976
General expenses	935	474	2,263	1,483
Commissions	737	418	1,892	1,216
Interest expense	155	65	337	190
Premium taxes	52	27	125	87
Non-controlling interest in subsidiaries	21	20	59	58
Trust preferred securities issued by subsidiaries	14	15	42	45

Total policy benefits and expenses	$7,062	$3,460	$16,759	$10,937

Income before income taxes	$996	$489	$2,411	$1,373
Income taxes	(279)	(94)	(610)	(253)

Net income	$717	$395	$1,801	$1,120

Net income (loss) attributed to participating policyholders	$—	$(1)	$(4)	$2

Net income attributed to shareholders	$717	$396	$1,805	$1,118

Preferred share dividends	4	4	11	4

Net income available to common shareholders	$713	$392	$1,794	$1,114

Weighted average number of common shares outstanding (in millions)	811	463	660	463
Weighted average number of diluted common shares outstanding (in millions)	819	466	666	466
Basic earnings per common share	$0.88	$0.85	$2.72	$2.41
Diluted earnings per common share	$0.87	$0.84	$2.70	$2.40

The accompanying notes are an integral part of these interim Summary Consolidated Financial Statements.

Consolidated Balance Sheets

		September 30	December 30	September 30
(Canadian $ in millions, unaudited)	As at	2004	2003	2003

ASSETS	Invested assets
	Bonds	$110,948	$42,216	$44,204
	Mortgages	29,347	10,401	10,150
	Stocks	6,980	5,866	6,353
	Real estate	4,707	3,962	3,845
	Policy loans	7,027	4,348	4,515
	Cash and short-term investments	9,041	5,877	4,547
	Bank loans	1,312	934	812
	Other investments	4,985	861	816

	Total invested assets	$174,347	$74,465	$75,242

	Other assets
	Accrued investment income	$2,225	$914	$944
	Outstanding premiums	662	490	515
	Goodwill	7,570	589	584
	Intangible assets (note 4)	1,904	—	—
	Miscellaneous	3,861	1,058	1,126

	Total other assets	$16,222	$3,051	$3,169

	Total assets	$190,569	$77,516	$78,411

	Segregated funds net assets	$111,182	$71,464	$65,385

LIABILITIES AND EQUITY	Actuarial liabilities	$135,056	$51,647	$52,490
	Benefits payable and provision for unreported claims	2,304	2,083	2,293
	Policyholder amounts on deposit	5,492	2,499	2,545
	Deferred realized net gains	3,508	3,293	3,385
	Banking deposits	3,920	2,550	2,223
	Consumer notes (note 12)	2,908	—	—
	Future income tax liability	860	170	—
	Other liabilities (note 8)	7,688	3,206	3,119

		$161,736	$65,448	$66,055

	Long-term debt (note 9)	3,067	1,123	1,351
	Non-controlling interest in subsidiaries	1,042	1,037	1,057
	Trust preferred securities issued by subsidiaries	623	650	665
	Preferred shares issued by a subsidiary (note 10)	229	—	—

	Equity
	Participating policyholders’ equity	145	82	94
	Shareholders’ equity
	Preferred shares	344	344	344
	Common shares (note 3)	14,714	599	599
	Contributed surplus	111	14	11
	Retained earnings and currency translation account	8,558	8,219	8,235

	Total equity	$23,872	$9,258	$9,283

	Total liabilities and equity	$190,569	$77,516	$78,411

	Segregated funds net liabilities	$111,182	$71,464	$65,385

The accompanying notes are an integral part of these interim Summary Consolidated Financial Statements.

Consolidated Statements of Equity

(Canadian $ in millions, unaudited)	Participating
For the nine months ended September 30	Policyholders	Shareholders	2004	2003

Preferred shares
Balance, January 1	$—	$344	$344	$—
Preferred shares issued	—	—	—	350
Issuance costs, net of tax	—	—	—	(6)

Balance, September 30	$—	$344	$344	$344

Common shares
Balance, January 1	$—	$599	$599	$596
Issued on acquisition of subsidiary (note 3)	—	13,510	13,510	—
Issued on exercise of options	—	676	676	3
Purchase and cancellation (note 13)	—	(71)	(71)	—

Balance, September 30	$—	$14,714	$14,714	$599

Contributed surplus
Balance, January 1	$—	$14	$14	$—
Conversion of options on acquisition of subsidiary (note 3)	—	215	215	—
Exercise of options, net	—	(118)	(118)	11

Balance, September 30	$—	$111	$111	$11

Retained earnings
Balance, January 1	$82	$8,892	$8,974	$7,815
Net income (loss)	(4)	1,805	1,801	1,120
Preferred share dividends	—	(11)	(11)	(4)
Common share dividends	—	(478)	(478)	(264)
Purchase and cancellation of common shares (note 13)	—	(131)	(131)	—
Transfer of participating policyholders’ retained earnings from acquisition	67	—	67	—

Balance, September 30	$145	$10,077	$10,222	$8,667

Currency translation account
Balance, January 1	$—	$(673)	$(673)	$337
Change during the period	—	(846)	(846)	(675)

Balance, September 30	$—	$(1,519)	$(1,519)	$(338)

Total retained earnings and currency translation account	$145	$8,558	$8,703	$8,329

Total equity	$145	$23,727	$23,872	$9,283

The accompanying notes are an integral part of these interim Summary Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	For the three months ended		For the nine months ended
	September 30		September 30
(Canadian $ in millions, unaudited)	2004	2003	2004	2003

Cash flows provided by operating activities
Net income	$717	$395	$1,801	$1,120
Adjustments for non-cash items in net income:
Increase in actuarial liabilities, excluding Guaranteed and Structured Financial Products	1,239	245	2,071	976
Amortization of net deferred realized and unrealized gains on investments	(200)	(145)	(559)	(388)
Amortization of premium/discount and mark to market adjustments	170	25	326	62
Other amortization	28	17	62	48
Future income tax expense	210	63	446	176
Recoveries on investments	75	17	36	14
Stock-based compensation expense	7	4	18	11
Non-controlling interest in subsidiaries	5	2	10	7

Net income adjusted for non-cash items	$2,251	$623	$4,211	$2,026
Changes in operating assets and liabilities:
Decrease in other policy related liabilities	(6)	12	(423)	(77)
Additional changes in other assets and liabilities	(65)	(126)	(360)	125

Cash provided by operating activities	$2,180	$509	$3,428	$2,074

Investing activities
Purchases and mortgage advances	$(11,415)	$(12,230)	$(34,586)	$(32,079)
Disposals and repayments	11,048	10,250	33,381	28,407
Cash received from acquisition of business, net of cash paid	—	—	2,594	—

Cash provided by (used in) investing activities	$(367)	$(1,980)	$1,389	$(3,672)

Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	$(286)	$(223)	$(212)	$547
Issue of long-term debt, net	117	—	32	—
Net redemptions in Guaranteed and Structured Financial Products	(1,416)	—	(2,613)	—
Banking deposits, net	292	334	856	786
Consumer notes issued	246	—	422	—
Sale of preferred shares of a subsidiary	—	—	62	—
Preferred share dividends	(4)	(4)	(11)	(4)
Common share dividends	(211)	(97)	(478)	(264)
Borrowed funds, net	(9)	(3)	238	(2)
Purchase and cancellation of common shares	(104)	—	(202)	—
Common shares issued on exercise of options	159	1	540	3
Preferred shares issued, net	—	—	—	344

Cash provided by (used in) financing activities	$(1,216)	$8	$(1,366)	$1,410

Cash and short-term investments
Increase (decrease) during the period	$597	$(1,463)	$3,451	$(188)
Currency impact on cash and short-term investments	(293)	35	(249)	(474)
Balance, beginning of period	8,452	5,674	5,554	4,908

Balance, September 30	$8,756	$4,246	$8,756	$4,246

Composition of cash and short-term investments
Beginning of period
Gross cash and short-term investments	$8,841	$5,899	$5,877	$5,143
Net payments in transit, included in other liabilities	(389)	(225)	(323)	(235)

Net cash and short-term investments, beginning of period	$8,452	$5,674	$5,554	$4,908

End of period
Gross cash and short-term investments	$9,041	$4,547	$9,041	$4,547
Net payments in transit, included in other liabilities	(285)	(301)	(285)	(301)

Net cash and short-term investments, September 30	$8,756	$4,246	$8,756	$4,246

The accompanying notes are an integral part of these interim Summary Consolidated Financial Statements.

Segregated Funds

Consolidated Statements of Net Assets

		September 30	December 31	September 30
(Canadian $ in millions, unaudited)	As at	2004	2003	2003

	Investments, at market values
	Cash and short-term investments	$1,733	$3,005	$3,479
	Bonds	7,147	5,157	5,153
	Stocks	99,846	63,213	56,725
	Other investments	2,342	—	—
	Accrued investment income	86	15	14
	Other assets, net	28	74	14

	Total segregated funds net assets	$111,182	$71,464	$65,385

	Composition of segregated funds net assets:
	Held by policyholders	$110,879	$71,173	$65,086
	Held by the Company	303	291	299

	Total segregated funds net assets	$111,182	$71,464	$65,385

Segregated Funds

Consolidated Statements of Changes in Net Assets

	For the three months		For the nine months
	ended September 30		ended September 30
(Canadian $ in millions, unaudited)	2004	2003	2004	2003

Additions
Deposits from policyholders	$6,451	$4,232	$18,627	$12,935
Net realized and unrealized investment gains (losses)	(421)	1,871	1,559	5,810
Interest and dividends	330	263	1,265	932
Net transfers from general fund	83	241	391	607
Funds assumed on acquisition of subsidiary	—	—	31,020	—
Currency revaluation	(5,731)	(176)	(3,994)	(7,648)

Total additions	$712	$6,431	$48,868	$12,636

Deductions
Payments to policyholders	$2,912	$1,782	$8,043	$5,437
Management and administrative fees	468	230	1,107	645

Total deductions	$3,380	$2,012	$9,150	$6,082

Net additions (deductions) for the period	$(2,668)	$4,419	$39,718	$6,554
Segregated funds net assets, beginning of period	113,850	60,966	71,464	58,831

Segregated funds net assets, September 30	$111,182	$65,385	$111,182	$65,385

The accompanying notes are an integral part of these interim Summary Consolidated Financial Statements.

Notes to the Summary Consolidated Financial Statements

(Canadian $ in millions unless otherwise stated, unaudited)

N O T E 1 Significant Accounting Policies

Manulife Financial Corporation (“MFC”) is a publicly traded stock life insurance company and the holding company of The Manufacturers Life Insurance Company, a Canadian life insurance company, and John Hancock Financial Services, Inc. (“JHF”), the holding company of a United States financial services group.

These Summary Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles and the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), except that these unaudited financial statements do not include all of the disclosures required for annual financial statements. None of the accounting requirements of OSFI is an exception to accounting principles generally accepted in Canada. The significant accounting policies followed in the preparation of these interim Summary Consolidated Financial Statements are consistent with those found in the 2003 Annual Report and should be read in conjunction with the 2003 Annual Report.

N O T E 2 Changes in Accounting Policies and Newly Issued Accounting Pronouncements

Hedging relationships

Effective January 1, 2004, the Company (MFC and its subsidiaries) adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 13, “Hedging Relationships,” which requires that conditions with respect to the identification, documentation, designation and effectiveness of each hedging relationship be satisfied in order to apply hedge accounting. As a result, certain derivatives that the Company had considered to be part of a hedging relationship no longer qualified for hedge accounting under the requirements of Accounting Guideline 13. Effective January 1, 2004, these derivatives were accounted for as portfolio investments with unrealized gains and losses recognized on a moving; average basis whereby carrying values are adjusted toward market values at 5% per quarter. The resulting transitional gain of $6 as at January 1, 2004 was deferred and is being amortized to income in the same period as the original hedged items. The adoption of this Guideline did not materially impact the consolidated financial statements.

Employee future benefits

In January 2004, the CICA amended Section 3461, “Employee Future Benefits,” to require additional disclosures for employee future benefits including the date used to measure the plan assets and the benefit obligations, the effective date of the last actuarial valuation for funding purposes, the allocation of plan assets by major asset category and the interim disclosure of total benefit cost. The amendments do not change any recognition or measurements of employee future benefits. The annual disclosures are effective for years ending on or after June 30, 2004. The interim disclosure is provided in note 7.

Consolidation of variable interest entities

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities,” effective for annual and interim financial statements for periods beginning on or after November 1, 2004, which clarifies the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The Company is currently evaluating the impact of this Guideline.

N O T E 3 Business Combination with John Hancock Financial Services, Inc.

Effective April 28, 2004, the Company completed a merger with JHF under which MFC became the beneficial owner of all of the outstanding common shares of JHF that were not already beneficially owned by the Company as general fund assets, and JHF became a wholly owned subsidiary of MFC. The results of JHF’s operations have been included in these interim Summary Consolidated Financial Statements since that date of merger.

JHF provides a broad array of insurance and investment products and services to retail and institutional customers. As a result of the merger, the combined company is the largest life insurance company in Canada and the second largest in North America, as measured by market capitalization. The combined entity has a more diversified product line and distribution capabilities and expects to have improved operating efficiencies and a leading position across all its core business lines.

Pursuant to the merger, holders of JHF common stock received 1.1853 common shares of MFC for each JHF common stock. Approximately 342 million MFC common shares were issued at an ascribed price of $39.61 per share based on the volume weighted average closing stock price of the MFC common shares for the period from September 25, 2003 to September 30, 2003. As at the date of merger, the common stock of JHF that was beneficially owned by the Company as general fund assets had a carrying value of $296. In addition, all of the JHF unvested stock options as of the date of announcement of the merger on September 28, 2003, vested immediately prior to the closing date and were exchanged for approximately 19 million MFC stock options. The Company recorded $215 as part of the purchase consideration and share capital, representing the fair value of these JHF stock options based on the closing share price of MFC as at April 28, 2004.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as at date of acquisition:

As at April 28, 2004

Assets
Invested assets	$106,647
Intangible assets (note 4)	2,041
Goodwill	7,441
Other assets	4,542

Total assets acquired	$120,671

Liabilities
Actuarial liabilities	$91,313
Policyholder amounts on deposits	4,537
Restructuring costs accrued (note 6)	184
Other liabilities	10,561

Total liabilities assumed	$106,601

Net assets acquired	$14,070

Total Purchase Consideration
MFC common shares	$13,510
Cash consideration for partial shares	15
Fair value of JHF stock options exchanged for MFC stock options	215
Carrying value of JHF common stock beneficially owned by MFC, prior to acquisition	296
Transaction costs, net of tax	34

$14,070

The goodwill arising from the JHF acquisition may be adjusted in 2005, in terms of both amount and allocation to the Company’s major reportable segments, as part of the finalization of the allocation of the purchase price to the assets acquired and liabilities assumed from JHF.

N O T E 4 Intangible Assets

The acquired intangible assets include the JHF brand name, distribution networks, licensing agreements and contractual rights totaling $2,041. Of the total intangible assets, $817 was identified as the value of intangible assets that have finite lives and will be amortized over their estimated useful lives (generally between 20 to 30 years), in relation to the associated gross margins from the related businesses.

	JHF		Change in foreign	Balance
For the nine months ended September 30, 2004	Acquisition	Amortization	exchange rates	September 30, 2004

Indefinite Life
Brand	$822	$—	$(55)	$767
Fund management contracts	402	—	(32)	370

	$1,224	$—	$(87)	$1,137

Finite Life
Distribution networks	$627	$(2)	$(39)	$586
Other investment management contracts	190	(5)	(4)	181

	$817	$(7)	$(43)	$767

Total	$2,041	$(7)	$(130)	$1,904

N O T E 5 Stock-Based Compensation

Effective January 1, 2003, the Company changed its accounting policy on a prospective basis for stock options granted to employees on or after January 1, 2002, from the intrinsic value method to the fair value method, and recorded an additional compensation expense of $7 and $18 during the three and nine months ended September 30, 2004 (2003 — $4 and $10) with an offsetting increase to contributed surplus. Compensation expense related to restricted share units was $12 and $31 during the three and nine months ended September 30, 2004 (2003 — $3 and $7).

As at September 30, 2004, there were 24 million outstanding stock options and deferred share units (2003 — 14 million).

N O T E 6 Restructuring Costs

Following the merger with JHF on April 28, 2004, the Company commenced a restructuring plan to integrate and rationalize the operations of JHF with its consolidated subsidiaries. As part of the purchase equation, a restructuring accrual in the amount of $184 was established for costs expected to be incurred as part of the restructuring. The costs relate primarily to severance and facilities. For the three and nine months ended September 30, 2004, $16 and $24 were charged against the restructuring accrual and $34 and $71 were expensed, respectively.

N O T E 7 Employee Future Benefits

The Company maintains a number of pension and benefit plans for its eligible employees and agents. Information about the Company’s benefit plans, in aggregate, is as follows:

	Pension Benefits		Other employee benefits
For the three months ended September 30	2004	2003	2004	2003

Defined benefit service cost	$16	$6	$3	$2
Defined contribution service cost	7	4	—	—
Interest cost	58	12	15	2
Expected return on plan assets	(72)	(12)	(7)	—
Net amortization and deferrals	3	1	(1)	(1)

Net periodic benefit cost	$12	$11	$10	$3

	Pension Benefits		Other employee benefits
For the nine months ended September 30	2004	2003	2004	2003

Defined benefit service cost	$35	$20	$7	$5
Defined contribution service cost	16	12	—	—
Interest cost	114	35	28	7
Expected return on plan assets	(136)	(35)	(12)	—
Net amortization and deferrals	16	3	(1)	(3)

Net periodic benefit cost	$45	$35	$22	$9

N O T E 8 Commercial Paper

Included in Other liabilities is commercial paper issued by JHF, primarily used to meet working capital needs. The carrying value of commercial paper outstanding as at September 30, 2004 was $376 (2003 — nil). Outstanding commercial paper as at September 30, 2004 had a weighted average interest rate of 1.71% and a weighted average life of approximately 22 days. Commercial paper borrowing arrangements are supported by a syndicated line of credit.

N O T E 9 Long-Term Debt

As at September 30	2004	2003

Senior debt:
5.625% Notes payable U.S. dollar	$671	$—
Other notes payable	679	—

Subordinated notes:
7.875% U.S. dollar	264	338
8.25% U.K. pound	—	213
5.70% Canadian dollar	250	250
6.24% Canadian dollar	550	550

Surplus notes U.S. dollar	653	—

Total	$3,067	$1,351

a) 5.625% U.S. dollar senior notes

On December 6, 2001, JHF issued U.S. $500 ($796) in 5.625% senior notes maturing on December 1, 2008 pursuant to a U.S. $1 billion effective shelf registration statement.

b) Other notes payable

The notes payable bear interest rates ranging from 6.4% to 12.1% and mature in varying amounts to 2012. The rotes were issued by various subsidiaries of JHF.

c) 7.875% U.S. dollar subordinated notes

During 1995, the Company issued U.S. $250 ($341) in 7.875% subordinated notes due April 15, 2005. This debt was issued as a private placement under Rule 144A of the Securities Act (United States). During the nine months ended September 30, 2004, U.S. $41 ($56) of this debt was repurchased and cancelled.

d) 8.25% U.K. pound subordinated notes

On January 1, 1996, on amalgamation with North American Life Assurance Company, the Company assumed £100 ($202) in 8.25% subordinated notes. Concurrently, £5 ($10) of debt, which was held by the Company, was extinguished. The Company repaid the remaining £95 notes on November 17, 2003.

e) Canadian dollar subordinated debt

On February 16, 2001, the Company issued, in two tranches, $800 in unsecured subordinated debentures, redeemable in whole or in part by the Company at any time. Debentures with principal of $250, maturing on February 16, 2011, bear interest at a fixed rate of 5.70% for five years and thereafter at a rate of 1% plus the 90-day Bankers Acceptance Rate (adjusted quarterly). In addition, debentures with principal of $550, maturing on February 16, 2016, bear interest at a fixed rate of 6.24% for 10 years and thereafter at a rate of 1% plus the 90-day Bankers Acceptance Rate (adjusted quarterly). Proceeds, net of issuance costs, were approximately $796. The debt constitutes Tier 2B regulatory capital.

f) Surplus notes U.S. dollar

On February 25, 1994, JHF issued U.S. $450 in 7.375% surplus notes maturing on February 15, 2024. Any payment of interest or principal on the surplus notes requires the prior approval of the Massachusetts Commissioner of Insurance.

Aggregate maturities of long-term debt are as follows:

As at September 30	2004

Less than one year	$444
One to two years	25
Two to three years	21
Three to four years	12
Four to five years	672
Greater than five years	1,893

$3,067

N O T E 10 Preferred Shares Issued by a Subsidiary

As at September 30	2004	2003

First Preferred Shares, Series A	$35	$—
Second Preferred Shares, Series 1	97	—
Second Preferred Shares, Series 3	97	—

Total	$229	$—

The First Preferred Shares, Series A are non-voting, bear cumulative dividends and are redeemable at the election of Maritime Life Assurance Company (“MLAC”), a subsidiary of JHF, at their par value of $25.00 per share.

The Second Preferred Shares, Series 1 are non-voting, bear non-cumulative dividends and are redeemable at the election of MLAC on December 31, 2004 and every five years plus one day thereafter at a price of $25.00 per share or at $2.5.50 per share at any other time after December 31,2004. Also on December 31,2004 and every five years plus one day thereafter, the Second Preferred Shares, Series 1 are convertible at the holder’s option into an equal number of Second Preferred Shares, Series 2, subject to a minimum number of shares remaining in the series. The Second Preferred Shares, Series 2 generally have the same provisions as the Second Preferred Shares, Series 1 with certain exceptions.

The Second Preferred Shares, Series 3 are non-voting, bear non-cumulative dividends and are redeemable at the election of MLAC at $26.00 per share on or after December 31,2007, or $25.75 per share on or after December 31,2008, or $25.50 per share on or after December 31, 2009, or $25.25 per share on or after December 31, 2010, or $25.00 per share on or after December 31, 2011.

N O T E 11 Redemption of Preferred Shares Issued by a Subsidiary

On September 10, 2004, the Company announced its intention to redeem all outstanding MLAC Second Preferred Shares, Series 1 on December 31, 2004.

On October 15, 2004, the Company redeemed all of the outstanding First Preferred Shares, Series A of MLAC at their par value of $25.00 per share plus prorated dividends to but not including the redemption date.

On October 20,2004, Manufacturers Life completed an offer made to holders of MLAC’s Second Preferred Shares, Series 3 (“Series 3 Shares”) on September 27, 2004 to exchange each Series 3 Share for one Manufacturers Life Class A, Series 6 Preferred Share (“Series 6 Share”). Holders of Series 3 Shares tendered 86% of shares outstanding in exchange for Series 6 Shares, which have the same economic terms as the Series 3 Shares. For those Series 3 Shares not exchanged, MLAC’s Board of Directors has approved a by-law providing for the consolidation of the Series 3 Shares on the basis of one consolidated Series 3 Share for each 1,000,000 existing Series 3 Shares. Manufacturers Life intends to vote all of the Series 3 Shares that it acquired pursuant to the exchange offer in favour of the consolidation by-law, which requires the approval of MLAC’s policyholders and preferred shareholders at a special meeting to be held on November 24, 2004. As a result of the consolidation and in accordance with the by-law, holders of fractional Series 3 Shares after consolidation will receive a cash payment for each of their Series 3 Shares held prior to consolidation equal to $26.82 plus declared and unpaid dividends prorated to the date immediately prior to the consolidation.

N O T E 12 Consumer Notes

A subsidiary of JHF issues consumer notes through its Signature Notes program. Signature Notes is an investment product sold through a broker-dealer network to retail customers in the form of publicly traded fixed and/or floating rate securities. Signature Notes are issued weekly with a variety of maturities, interest rates and call provisions. Signature Notes may be redeemed upon the death of the holder, subject to an overall program redemption limit of 1 % of the aggregate securities outstanding or an individual redemption limit of U.S. $0.2 of aggregate principal. As at September 30, 2004, interest rates ranged from 1.68% to 6.25% with maturities until 2034.

N 0 T E 13 Normal Course Issuer Bids and Cancellation of Common Shares

On April 1,2004, the Toronto Stock Exchange (the “Exchange”) accepted an amendment to the terms of MFC’s existing normal course issuer bid. MFC may repurchase up to 79 million of its common shares, representing approximately 9.9% of common shares outstanding following the merger with JHF. In addition, pursuant to a waiver granted to MFC by the Exchange, MFC may repurchase the full amount of common shares under the bid without regard to the usual limit of 2% of the outstanding common shares in any 30-day period. This amendment to the normal course issuer bid became effective on April 20, 2004 and expired on November 3, 2004. During the three and nine months ended September 30, 2004, MFC purchased and subsequently cancelled 2 million and 4 million (2003 — nil) of its common shares pursuant to the normal course issuer bid at a total cost of $104 and $202, respectively.

On November 4, 2004, the Exchange accepted the Company’s filing of notice of intention to make a normal course issuer bid during the 12-month period commencing November 9, 2004. Under this bid, MFC may repurchase up to 55 million of its common shares, representing approximately 6.8% of common shares outstanding, provided that the aggregate purchase price of the shares acquired under this bid does not exceed $3 billion. The Company is also limited to purchasing up to 2% of its outstanding common shares in any 30-day period under this bid.

Transactions will be executed on the Exchange at prevailing market prices in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid will be cancelled.

In accordance with the provisions of Plan of Demutualization of The Manufacturers Life Insurance Company and the share capital by-laws of MFC, unclaimed demutualization benefits issued in the form of MFC common shares to eligible policyholders whose addresses were not known to the Company (Lost Policyholders) were cancelled effective August 31, 2002. The unclaimed demutualization benefits that were cancelled include approximately two million common shares of MFC with a nominal share capital. The cancellation of the common shares was reflected in these interim Summary Consolidated Financial Statements, retroactive to August 31, 2002. Under the Plan of Demutualization and the share capital by-laws of MFC, Lost Policyholders may claim their cancelled demutualization benefits at any time and are entitled to have reissued to them the number of MFC common shares they were entitled to receive on demutualization, together with all dividends paid on the common shares from the date of demutualization, without interest.

N O T E 14 Segmented Information

The Company provides a wide range of financial products and services, including individual life insurance, long-term care insurance, group life and health insurance, pension products, annuities and mutual funds, to individual and group customers in the United States, Canada, Asia and Japan. The Company also offers reinsurance services, primarily life and property and casualty retrocession, and provides investment management services with respect to general fund assets, segregated and mutual funds and to institutional customers.

The Company’s business segments include the U.S. Protection, U.S. Wealth Management, Canadian, Asian, Japan, Reinsurance and Guaranteed and Structured Financial Products (“G&SFP”) divisions. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its business pertains.

By segment

		U.S.
	U.S.	Wealth
For the three months ended	Protection	Mgmt	Canadian	Asian	Japan	Reinsur.	G&SFP	Corporate
September 30, 2004	Division	Division	Division	Division	Division	Division	Division	& Other	Total

Revenue
Premium income

Life and health insurance	$1,486	$—	$1,334	$463	$268	$296	$—	$—	$3,847
Annuities and pensions	—	374	290	18	—	—	359	—	1,041
Total premium income	$1,486	$374	$1,624	$481	$268	$296	$359	$—	$4,888
Net investment income	693	293	561	100	45	49	475	47	2,263
Other revenue	166	406	136	43	12	9	6	129	907

Total revenue	$2,345	$1,073	$2,321	$624	$325	$354	$840	$176	$8,058

Interest expense	$6	$1	$32	$11	$—	$1	$39	$65	$155

Income before income taxes	$172	$166	$220	$100	$53	$92	$108	$85	$996
Income taxes	(60)	(47)	(58)	(8)	(14)	(26)	(35)	(31)	(279)

Net income	$112	$119	$162	$92	$39	$66	$73	$54	$717

Segregated fund deposits	$337	$4,100	$667	$285	$1,053	$—	$1	$8	$6,451

Goodwill
Balance, beginning of period	$3,070	$2,151	$1,889	$163	$430	$87	$—	$126	$7,916
Change in foreign exchange rates	(176)	(121)	—	(9)	(28)	(5)	—	(7)	(346)

Balance, end of period	$2,894	$2,030	$1,889	$154	$402	$82	$—	$119	$7,570

As at September 30, 2004

Actuarial liabilities	$39,785	$19,845	$28,321	$5,298	$6,675	$1,200	$33,438	$494	$135,056

Total assets	$52,130	$24,914	$40,463	$8,084	$8,986	$3,702	$39,227	$13,063	$190,569
Segregated funds net assets	$10,612	$67,880	$18,023	$4,129	$2,613	$—	$5,324	$2,601	$111,182

By geographic location

For the three months ended
September 30, 2004	United States	Canada	Asia	Other	Total

Revenue
Premium income
Life and health insurance	$1,602	$1,344	$731	$170	$3,847
Annuities and pensions	733	290	18	—	1,041

Total premium income	$2,335	$1,634	$749	$170	$4,888
Net investment income	1,448	661	145	9	2,263
Other revenue	690	151	59	7	907

Total revenue	$4,473	$2,446	$953	$186	$8,058

By segment

		U.S.
	U.S.	Wealth
For the three months ended	Protection	Mgmt	Canadian	Asian	Japan	Reinsur.	G&SFP	Corporate
September 30, 2003	Division	Division	Division	Division	Division	Division	Division	& Other	Total

Revenue
Premium income
Life and health insurance	$509	$—	$649	$381	$279	$185	$—	$—	$2,003
Annuities and pensions	—	269	164	23	—	—	—	—	456

Total premium income	$509	$269	$813	$404	$279	$185	$—	$—	$2,459
Net investment income	319	111	477	84	40	54	—	13	1,098
Other revenue	31	231	70	36	8	9	—	7	392

Total revenue	$859	$611	$1,360	$524	$327	$248	$—	$20	$3,949

Interest expense	$2	$1	$24	$10	$1	$1	$—	$26	$65

Income (loss) before income taxes	$110	$57	$176	$92	$35	$52	—	$(33)	$489
Income taxes	(35)	(12)	(45)	(5)	(7)	(11)	—	21	(94)

Net income (loss)	$75	$45	$131	$87	$28	$41	$—	$(12)	$395

Segregated fund deposits	$89	$3,211	$454	$257	$221	$—	$—	$—	$4,232

As at September 30, 2003

Actuarial liabilities	$14,221	$5,877	$18,880	$4,039	$8,099	$874	$—	$500	$52,490

Total assets	$16,535	$7,098	$26,853	$6,256	$10,872	$3,669	$—	$7,128	$78,411
Segregated funds net assets	$1,887	$49,900	$9,569	$3,063	$966	$—	$—	$—	$65,385

By geographic location

For the three months ended
September 30, 2003	United States	Canada	Asia	Other	Total

Revenue
Premium income
Life and health insurance	$574	$659	$659	$111	$2,003
Annuities and pensions	269	164	23		456

Total premium income	$843	$823	$682	$111	$2,459
Net investment income	464	498	126	10	1,098
Other revenue	269	73	46	4	392

Total revenue	$1,576	$1,394	$854	$125	$3,949

By segment

		U.S.
	U.S.	Wealth
For the nine months ended	Protection	Mgmt	Canadian	Asian	Japan	Reinsur.	G&SFP	Corporate
September 30, 2004	Division	Division	Division	Division	Division	Division	Division	& Other	Total

Revenue
Premium income
Life and health insurance	$3,262	$—	$3,114	$1,285	$839	$719	$—	$—	$9,219
Annuities and pensions	—	990	643	61	—	—	675	—	2,369

Total premium income	$3,262	$990	$3,757	$1,346	$839	$719	$675	$—	$11,588
Net investment income	1,629	647	1,587	295	141	141	825	180	5,445
Other revenue	312	1,059	340	135	26	26	12	227	2,137

Total revenue	$5,203	$2,696	$5,684	$1,776	$1,006	$886	$1,512	$407	$19,170

Interest expense	$13	$3	$81	$33	$1	$2	$62	$142	$337

Income before income taxes	$478	$387	$571	$271	$162	$225	$182	$135	$2,411
Income taxes	(160)	(106)	(139)	(24)	(37)	(59)	(52)	(33)	(610)

Net income	$318	$281	$432	$247	$125	$166	$130	$102	$1,801

Segregated fund deposits	$734	$13,001	$2,194	$884	$1,698	$—	$1	$115	$18,627

Goodwill
Balance, beginning of period	$—	$66	$73	$27	$423	$—	$—	$—	$589
JHF acquisition	3,139	2,130	1,816	138	—	89	—	129	7,441
Change in foreign exchange rates	(245)	(166)	—	(11)	(21)	(7)	—	(10)	(460)

Balance, end of period	$2,894	$2,030	$1,889	$154	$402	$82	$—	$119	$7,570

By geographic location

For the nine months ended
September 30, 2004	United States	Canada	Asia	Other	Total

Revenue
Premium income
Life and health insurance	$3,570	$3,157	$2,124	$368	$9,219
Annuities and pensions	1,665	643	61	—	2,369

Total premium income	$5,235	$3,800	$2,185	$368	$11,588
Net investment income	3,076	1,908	436	25	5,445
Other revenue	1,568	373	169	27	2,137

Total revenue	$9,879	$6,081	$2,790	$420	$19,170

By segment

		U.S.
	U.S.	Wealth
For the nine months ended	Protection	Mgmt	Canadian	Asian	Japan	Reinsur.	G&SFP	Corporate
September 30, 2003	Division	Division	Division	Division	Division	Division	Division	& Other	Total

Revenue
Premium income
Life and health insurance	$1,508	$—	$1,940	$1,099	$944	$545	$—	$—	$6,036
Annuities and pensions	—	1,148	641	72	—	—	—	—	1,861

Total premium income	$1,508	$1,148	$2,581	$1,171	$944	$545	$—	$—	$7,897
Net investment income	962	336	1,341	239	104	167	—	143	3,292
Other revenue	99	650	202	96	20	34	—	20	1,121

Total revenue	$2,569	$2,134	$4,124	$1,506	$1,068	$746	$—	$163	$12,310

Interest expense	$9	$2	$64	$31	$2	$3	$—	$79	$190

Income (loss) before income taxes	$315	$148	$457	$235	$97	$194	$—	$(73)	$1,373
Income taxes	(98)	(27)	(109)	(12)	(19)	(45)	—	57	(253)

Net income (loss)	$217	$121	$348	$223	$78	$149	$—	$(16)	$1,120

Segregated fund deposits	$278	$10,053	$1,301	$742	$561	$—	$—	$—	$12,935

By geographic location

For the nine months
ended September 30, 2003	United States	Canada	Asia	Other	Total

Revenue
Premium income
Life and health insurance	$1,714	$1,986	$2,043	$293	$6,036
Annuities and pensions	1,148	641	72	—	1,861

Total premium income	$2,862	$2,627	$2,115	$293	$7,897
Net investment income	1,399	1,516	342	35	3,292
Other revenue	767	213	121	20	1,121

Total revenue	$5,028	$4,356	$2,578	$348	$12,310

N O T E 15 Material Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from U.S. GAAP. The material differences between U.S. and Canadian GAAP for a life insurance company relate to the treatment of invested assets, deferred acquisition costs and actuarial liabilities. Generally, these differences will result in materially different earnings emergence patterns between statements of operations prepared in accordance with U.S. GAAP as compared to statements of operations prepared in accordance with Canadian GAAP. Additional details are included in the 2003 Annual Report under financial statement note 17 (e).

a) Condensed consolidated balance sheets:

As at September 30	2004		2003
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
Assets
Bonds	$110,948	$114,340	$44,204	$47,492
Mortgages	29,347	29,362	10,150	$10,090
Stocks	6,980	8,317	6,353	6,091
Real estate	4,707	3,712	3,845	2,918
Policy loans	7,027	7,027	4,515	4,515
Cash and short-term investments	9,041	9,105	4,547	4,547
Bank loans	1,312	1,312	812	812
Other investments	4,985	4,609	816	710

Total invested assets	$174,347	$177,784	$75,242	$77,175

Other assets
Accrued investment income	$2,225	$2,225	$944	$944
Outstanding premiums	662	662	515	515
Deferred acquisition costs	—	7,922	—	6,770
Reinsurance deposits and amounts recoverable	—	4,517	—	1,792
Goodwill	7,570	6,243	584	538
Intangible assets	1,904	1,904	—	—
Value of business acquired	0	5,008	—	213
Miscellaneous	3,861	4,577	1,126	1,133

Total other assets	$16,222	$33,058	$3,169	$11,905

	$190,569	$210,842	$78,411	$89,080
Segregated fund net assets (2)	—	108,390	—	65,385

Total assets	$190,569	$319,232	$78,411	$154,465

Segregated fund net assets (2)	$111,182	—	$65,385	—

Liabilities and equity
Actuarial liabilities and other policy-related benefits	$142,852	$163,301	$57,328	$66,907
Future income taxes (1)	860	1,025	—	852
Deferred realized net gains	3,508	—	3,385	—
Banking deposits	3,920	3,920	2,223	2,223
Consumer notes	2,908	2,893	—	—
Other liabilities	7,688	7,465	3,119	3,863

	$161,736	$178,604	$66,055	$73,845
Long term debt	3,067	3,096	1,351	1,351
Non-controlling interest in subsidiaries	42	40	57	59
Manulife Financial Capital Securities (3)	1,000	1,000	1,000	1,000
Trust preferred securities issued by subsidiaries	623	623	665	665
Preferred shares issued by a subsidiary	229	229	—	—
Segregated funds net liabilities (2)	—	108,390	—	65,385
Preferred shares	344	344	344	344
Common shares and retained earnings	23,528	24,670	8,939	10,143
Accumulated effect of comprehensive income on equity	—	2,236	—	1,673

Total liabilities and equity	$190,569	$319,232	$78,411	$154,465

Segregated fund net liabilities (2)	$111,182	—	$65,385	—

(1) U.S. GAAP terminology is deferred income taxes.

(2) U.S. GAAP terminology is separate accounts.

(3) U.S. GAAP classification is Senior notes issued to Manulife Financial Capital Trust (see note 15 (d))

b) Condensed consolidated statements of operations

For the nine months ended September 30	2004		2003
	Canadian		Canadian
	GAAP	U.S. GAAP	GAAP	U. S. GAAP
Revenue
Premium income	$11,588	$7,132	$7,897	$4,567
Fee income	—	2,826	—	1,639
Investment income	5,445	4,648	3,292	2,761
Realized investment gains	—	875	—	826
Other revenue	2,137	176	1,121	22

Total revenue	$19,170	$15,657	$12,310	$9,815

Policy benefits and expenses
Policyholder benefits	$12,041	$9,386	$7,858	$5,767
Commissions and general expenses	4,155	2,540	2,699	1,680
Amortization of deferred policy acquisition costs and value of business acquired	—	832	—	562
Other	563	570	380	378

Total policy benefits and expenses	$16,759	$13,328	$10,937	$8,387

Income before income taxes and change in accounting principle	$2,411	$2,329	$1,373	$1,428
Income taxes	(610)	(556)	(253)	(272)
Change in accounting principle, net of income taxes (note 15 (d))	—	30	—	—

Net income	$1,801	$1,803	$1,120	$1,156

Weighted average number of common shares outstanding (in millions)		660		463

Weighted average number of diluted common shares outstanding (in millions)		666		466
Basic earnings per share		$2.73		$2.50
Diluted earnings per share		$2.71		$2.48

c) Reconciliation of Canadian GAAP net income and equity to U.S. GAAP net income comprehensive income and equity:

	Net Income		Equity

As at and for the nine months ended September 30	2004	2003	2004	2003
Net income and equity determined in accordance with Canadian GAAP	$1,801	$1,120	$23,871	$9,283
Bonds	203	364	3,254	1,779
Mortgages	45	33	70	(22)
Stocks	141	(26)	1,580	325
Real estate	(72)	(81)	(907)	(838)
Actuarial liabilities and policy amounts on deposit	(1,064)	(724)	(11,386)	(6,578)
Value of business acquired	(166)	(61)	(712)	(209)
Deferred acquisition costs	1,068	612	8,343	7,222
Deferred revenue	12	(104)	(380)	(676)
Future income taxes	24	(19)	(456)	(269)
Other investments	(208)	5	590	32
Change in accounting principle, net of income taxes	30	—	30	—
Other reconciling items	(11)	37	1,117	438
Reclassification of preferred shares	—		(344)	(344)

Net income and equity determined in accordance with U.S. GAAP	$1,803	$1,156	$24,670	$10,143

Bonds	557	(190)	3,460	3,288
Stocks	(18)	790	1,085	771
Actuarial liabilities	(44)	(316)	(1,254)	(1,203)
Deferred acquisition costs	15	(34)	(421)	(452)
Deferred revenue	2	(7)	24	28
Other	(32)	32	(38)	(57)

Future income taxes (1)	(98)	(85)	(792)	(616)
SFAS 133 adjustments	240	71	172	(86)
Foreign currency translation	(955)	(693)	—	—

Comprehensive income and equity determined in accordance with U.S. GAAP	$1,470	$724	$26,906	$11,816

(1) U.S. GAAP terminology is deferred income taxes.

d) Newly issued accounting statements
Statement of Position 03-1 - Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts

In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (SOP 03-1). SOP 03-1 provides guidance on a number of topics including separate account presentation, interests in separate account, gains and losses on the transfer of assets from the general account to a separate account, liability valuation, returns based on a contractually referenced pool of assets or index, accounting for contracts that contain death or other insurance benefit features, accounting for reinsurance and other similar contracts, accounting for annuitization guarantees, and sales inducements to contract holders.

The Company adopted SOP 03-1 on January 1, 2004, which resulted in an increase in net income of $30 million (net of tax of $19 million) and was recorded as the cumulative effects of an accounting change, on January 1, 2004. In addition in conjunction with the adoption of SOP 03-1 the Company reclassified $ 1.0 billion in separate account assets and liabilities to the corresponding general account balance sheet accounts.

Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (SFAS No. 150). SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. It requires that certain financial instruments be classified as liabilities on issuer balance sheets, including those instruments that are issued in shares and are mandatorily redeemable, those instruments that are not issued in shares but give the issuer an obligation to repurchase previously issued equity shares, and certain financial instruments that give the issuer the option of settling an obligation by issuing more equity shares. SFAS No. 150 is effective for all financial instruments issued into or modified after May 31, 2003. The adoption of SFAS No. 150 in 2003 resulted in the Company reclassifying its preferred shares out of shareholders’ equity, as the preferred shares are convertible into a variable number of common shares. Dividends paid on the preferred shares are classified as interest expense.

FASB Interpretation 46 (revised December 2003)—Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51

In December 2003, the FASB re-issued Interpretation 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” (FIN 46R) which clarifies the consolidation accounting guidance of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” (ARB No. 51) to certain entities for which controlling financial interests are not measurable by reference to ownership of the equity of the entity. Such entities are known as variable interest entities (VIEs).

Controlling financial interests of a VIE are defined as exposure of a party to the VIE to a majority of either the expected variable losses or expected variable returns of the VIE, or both. Such party is the primary beneficiary of the VIE and FIN 46R requires the primary beneficiary of a VIE to consolidate the VIE. FIN 46R also requires certain disclosures for significant relationships with VIEs, whether or not consolidation accounting is either used or anticipated.

In the event additional liabilities are recognized as a result of consolidating any VIEs with which the Company is involved, these additional liabilities would not represent additional claims on the general assets of the Company; rather, they would represent claims against additional assets recognized by the Company as a result of consolidating the VIEs. Conversely, in the event additional assets are recognized as a result of consolidating VIEs, these additional assets would not represent additional funds which the Company could use to satisfy claims against its general assets, rather they would be used only to settle additional liabilities recognized as a result of consolidating the VIEs.

This interpretation was effective in 2003 for VIEs created after January 31, 2003 and on January 1, 2004 for all other VIEs. The Company has determined that no VIEs are required to be consolidated under the new guidance. In December 2001, Manulife Financial Capital Trust (“Trust”), a wholly-owned open-end trust, issued Manulife Financial Capital Securities (“MaCS”), the proceeds of which were used to purchase senior notes from the Company. Trust is a VIE as defined by FIN 46R and since the Company is deemed not to be the primary beneficiary, the MaCS issued by the Trust have been deconsolidated (from non-controlling interest in subsidiaries), and the senior note issued by the Company is now reported as senior note issued to Trust. The MaCS, totaling $1 billion, continue to form part of the Company’s Tier 1 regulatory capital.

FASB Derivative Implementation Group SFAS No. 133 Implementation Issue No. 36— “Embedded Derivatives: Bifurcation of a Debt Instrument that Incorporates Both Interest Rate Risk and Credit Rate Risk Exposures that are Unrelated or Only Partially Related to the Creditworthiness of the Issuer of that Instrument” (“DIG B36”)

In April 2003, the FASB’s Derivative Implementation Group (DIG) released DIG B36, which addresses whether SFAS No. 133 requires bifurcation of a debt instrument into a debt host contract and an embedded derivative if the debt instrument incorporates both interest rate risk and credit risk exposures that are unrelated or only partially related to the creditworthiness of the issuer of that instrument. Under DIG B36, modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or a total return debt index are examples of arrangements containing embedded derivatives requiring bifurcation. The Company’s adoption of this guidance effective January 1, 2004 did not have a material impact on the consolidated financial position, results of operations or cash flows.

SFAS No. 148—Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123”, which is effective for fiscal years ending after December 31, 2002.

SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation which is an optional alternative method of accounting presented in SFAS No. 123, “Accounting for Stock Based Compensation.” The Company adopted the fair value provisions of SFAS No. 123 on January 1, 2003 and utilized the transition provisions described in SFAS No. 148, on a prospective basis. For the periods prior to January 1, 2003, Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees” was applied. Had the Company applied the fair value recognition provisions of SFAS No. 123 to all stock-based employee compensation, net income for the nine-month period ended September 30, 2004 would have been reduced by $7 (2003 – $17). Basic and diluted earnings per common share for the nine-month period ended September 30, 2004 would have decreased by $0.01 (2003 - $0.04), respectively.

NOTE 16 Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.